UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For January 16, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony on track to meet annual production guidance

Johannesburg, Tuesday, 16 January 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to advise that the group is on track to meet annual production guidance of 1.1Moz after producing more than 550 000 ounces in the six months ended 31 December 2017.

Gold production for the six months ended 31 December 2017 from its South African operations will be 9% to 11% higher than the previous six month period ended 30 June 2017.

Gold production for the group increased by between 3% and 5% in the six months ended 31 December 2017 compared to the six months ended 30 June 2017.

As previously reported on 30 November 2017, the processing infrastructure upgrade at Hidden Valley was completed and processing of ore started two weeks ahead of schedule. The Hidden Valley mine is well on track to deliver as guided in FY18.

Harmony’s interim results for the half year ended 31 December 2017 will be released on Tuesday, 13 February 2018.

Ends.

For more details contact:

Lauren Fourie

Investor Relations Manager

+27 (0) 71 607 1498 (mobile)

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 16, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director